Exhibit 99.2

Ur-Energy’s Common Shares Begin Trading on AMEX

Denver, Colorado (Marketwire – July 24, 2008) Ur-Energy Inc.’s (TSX:URE - AMEX:URG)  (“Ur-Energy” or the “Corporation”) common shares were listed today on the American Stock Exchange (“AMEX”) under the symbol “URG”.  The Corporation will retain its listing on the TSX under the symbol “URE”.

Kellogg Capital Group, LLC is the chosen specialist for Ur-Energy.  A Kellogg Capital Group specialist is given the responsibility of maintaining fair and competitive markets while also assuring equal access to all investors and delivering the best possible trading execution.

“The American Stock Exchange is the premier exchange for mining companies and we are pleased to welcome Ur-Energy Inc. to this growing segment,” said Neal Wolkoff, Chairman and CEO, of the AMEX.  “We look forward to working closely with Ur-Energy on building shareholder value as well as providing the solid support and services that are essential in today’s competitive marketplace.”

Ur-Energy President and CEO Bill Boberg stated, “We appreciate the American Stock Exchange’s confidence in Ur-Energy.  The AMEX is highly regarded and Ur-Energy is honored to be an AMEX listed company.”  Board Chairman Jeff Klenda added, “We consider the AMEX the ideal trading platform in the U.S.  We look forward to a great working relationship with the AMEX for many years to come.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States.  Shares of the Corporation trade on the Toronto Stock Exchange under the symbol “URE” and the American Stock Exchange under the symbol “URG”.  Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado.  The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.